Dice Holdings, Inc.
1040 Avenue of the Americas, 16th Floor
New York, New York 10018

January 2, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549−7010

Attention: Ms. Cecilia Blye, Chief
Office of Global Security Risk

Dice Holdings, Inc.
Form 10−K for Fiscal Year Ended December 31, 2011
Filed February 3, 2012
(File No. 001−33584)

Ladies and Gentlemen:

Dice Holdings, Inc. (the “Company”) submits in electronic form for filing the accompanying responses of the Company to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter from Cecilia Blye, dated November 20, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter and the text of the Staff’s comments is set forth below in italics.

The Company conveys the following as its responses to the Staff:

General

Comment 1:

On your Rigzone website you currently list job postings for two positions to be located in Cuba. In addition, you state on page 70 and elsewhere in your Form 10-K that you operate in the Middle East, a region that can be understood to include Iran, Sudan, and Syria. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with the referenced countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with, Syria, Iran, and Sudan, whether through direct or indirect arrangements, since your letter to us dated April 9, 2009. Your response should describe any services you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

U.S. Securities and Exchange Commission	2

Response to Comment 1:

The Company’s career websites serve as online marketplaces where employers and recruiters find and recruit prospective employees, and where professionals find relevant job opportunities and information to further their careers. The Company’s websites merely provide the medium through which employers and recruiters, on the one hand, and professionals seeking job opportunities, on the other hand, can connect. The Company’s career websites host customer-generated postings pertaining to job opportunities for select professional communities. The Company does not actively participate in these transactions and does not operate as a matchmaker. The Company does not offer services to Cuba, Iran, Sudan or Syria or entities or individuals located in those countries, nor does it have any agreements, arrangements or other contracts with the governments of those countries or, to the Company’s knowledge, entities that are controlled by those governments. The Company does not have any intention of doing any of the foregoing in the future.

The Company uses the term “Middle East” in the business description of eFinancialCareers on page 70 and elsewhere in its Form 10-K. eFinancialCareers is the leading global career website for capital markets and financial services professionals, headquartered in the United Kingdom, and serving the financial services industry in various markets around the world.  eFinancialCareers operates local websites which serve 19 markets for financial services professionals primarily in the United Kingdom, Continental Europe, North America, the Middle East, Asia and Australia. The Company uses the term “Middle East” to denote one of the broader geographic markets that eFinancialCareers serves. Within that broader geographic region, eFinancialCareers focuses on the key money center financial markets, like Dubai, Qatar, Saudi Arabia and Kuwait. As noted by the Staff in the Comment Letter, Iran, Sudan and Syria fall within the geographic region of the Middle East; however, eFinancialCareers does not seek customers located in or otherwise associated with Iran, Sudan or Syria. Similarly, eFinancialCareers does not seek customers located in or otherwise associated with Cuba.

Although the Company does not seek any business related to Cuba, Iran, Sudan and Syria (with the exception of servicing certain customers with respect to U.S. government-related job placements at Guantanamo Bay, Cuba),1 the Company has endeavored to go back through its records and identify past customer postings that appear to involve jobs located in those countries. As noted in the Staff’s Comment Letter, there appear to be two outdated postings for job opportunities in Cuba that reside on the Rigzone website. Rigzone, a leader in the global oil and gas industry delivering online content, data, advertising and career services, was acquired by the Company in August 2010.  The two postings for job opportunities that appear to be located in Cuba on the Rigzone website were previously closed and marked as no longer accepting applications. The Company has removed these postings from the Rigzone website. These postings were made by a global recruitment consultancy company with a registered office in the United Kingdom. The Company has had no agreements, arrangements or other contacts with entities or individuals located in Cuba in connection with these job postings.

1There are several  active positions based in Cuba posted on the Company’s Dice and ClearanceJobs websites. All of these positions, however, are based at the United States military installation at Guantanamo Bay, Cuba. Each of the job opportunities based in Cuba requires TS/SCI clearance and a valid U.S. passport.

U.S. Securities and Exchange Commission	3

In addition, based on a review of the Company’s records, we have identified certain instances since April 2009 in which customers have posted job opportunities on the Rigzone website or the Company’s other career websites that appear to be based in Cuba, Iran or Syria. None of these postings are active and all have been removed from the Company’s career websites. With the one exception noted in the next paragraph, the Company has identified no agreements, arrangements or other contacts with entities or individuals located in Cuba, Iran, Sudan or Syria in connection with these job postings.

Finally, in reviewing its records, the Company has identified one contract that appears to have been with a customer located in one of the subject countries.  This contract, a purchase order from the Syrian subsidiary of a UK public petroleum company, enabled the customer to make five postings to our WorldwideWorker website (which was acquired by the Company in May 2010 and has since been merged into the Rigzone website) over a one-month period, expiring in February 2011.  As noted above, the Company does not seek business with any customer located in Syria.

The Company has recently adopted, and is currently implementing, new safeguards to prevent customers from posting any job opportunities in Cuba, Iran, Sudan or Syria (other than job listings at the United States military installation in Guantanamo Bay, Cuba).  These safeguards are being built into our job posting systems and software, and, while the Company’s websites merely host customer-designated job postings, are designed to block any effort by a customer to post a job in one of these countries without the Company’s knowledge or consent.  In addition, the Company has increased its safeguards to prevent formation of any business relationship with any entity or individual located in Cuba, Iran, Sudan, or Syria – whether by purchase order or otherwise, and regardless of whether the postings are for jobs inside these countries.

Comment 2:

Please discuss for us the materiality of your contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

U.S. Securities and Exchange Commission	4

Response to Comment 2:

The Company does not believe that the past activities described above are material to investors or represent a material investment risk. On a quantitative basis, the Company’s revenue attributable in any way to the job postings described in the response to Comment 1 are immaterial. In fiscal year 2011, 2010 and 2009, the Company had revenues of approximately $179 million, $129 million and $110 million, respectively. In the nine months ended September 30, 2012, the Company had revenues of approximately $143 million. In comparison, the total revenue attributable to the job postings described in the response to Comment 1 for all periods was less than $15,000.

On a qualitative basis, in light of the manner in which these job postings occurred and the heightened procedural protections adopted by the Company to prevent such listings in the future, the Company does not believe that a reasonable person would consider the past job postings described above to have a material impact on making an investment decision regarding the Company’s securities.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 448−6605 or John C. Kennedy at
(212) 373−3025.

Sincerely,

/s/ Brian P. Campbell
Brian P. Campbell

cc:	John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP